Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) 1441 Creekside Drive, 6th floor Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
June 29, 2015

Item 3.	News Release
June 29, 2015 – Vancouver, Canada.

Item 4.	Summary of Material Change
Cardiome and SteadyMed enter into a license agreement for the commercialization rights to Trevyent ® outside the United States.

Item 5.	5.1 - Full Description of Material Change
See press release on exhibit 99.2.
5.2 – Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated June 29, 2015.